Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

July 3, 2017

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 14, 2017

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., or the Company, to be held at 12:00 p.m. (Israel time) on Monday, August 14, 2017, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

The Meeting is being called for the following purposes:

(i)	To re-elect each of (a) Mr. Ofer Ben-Zur and (b) Mr. Gabi Seligsohn for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2020 and until their respective successors are duly elected and qualified;

(ii)	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2017 and until our 2018 annual general meeting of shareholders, and to authorize our board of directors to fix such accounting firm’s annual compensation;

(iii)	To approve an amendment to the Employment Agreement of Mr. Gabi Seligsohn, our chief executive officer and a director; and

(iv)	To approve a one-time special bonus to Mr. Gabi Seligsohn, our chief executive officer and a director.

Members of our management will be available at the Meeting to review and discuss our auditors’ report and consolidated financial statements for the year ended December 31, 2016.

Our Board of Directors unanimously recommends that you vote in favor of the above proposals, which are described in the Proxy Statement to be delivered by the Company.

Shareholders of record at the close of business on Monday, July 10, 2017 are entitled to notice of and to vote at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of Proposals 3 and 4 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are not controlling shareholders (as defined in the Proxy Statement attached hereto) and do not have a personal interest (which we refer to as a conflict of interest in the Proxy Statement attached hereto) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Notice of the Annual General Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the Internet (at www.proxyvote.com), if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.kornit.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Monday, July 3, 2017, at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-908-5800.

Sincerely, Yuval Cohen Chairman of the Board of Directors

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

+972-3-908-5800

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Kornit Digital Ltd., to which we refer as Kornit Digital or the Company, to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of the Annual General Meeting of Shareholders. The Meeting will be held at 12:00 p.m. (Israel time) on Monday, August 14, 2017, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

This Proxy Statement, the attached Notice of the Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about July 18, 2017 to holders of Kornit Digital ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Monday, July 10, 2017, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(i)	To re-elect each of (a) Mr. Ofer Ben-Zur and (b) Mr. Gabi Seligsohn for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2020 and until their respective successors are duly elected and qualified;

(ii)	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2017 and until our 2018 annual general meeting of shareholders, and to authorize our board of directors to fix such accounting firm’s annual compensation;

(iii)	To approve an amendment to the Employment Agreement of Mr. Gabi Seligsohn, our chief executive officer and a director; and

(iv)	To approve a one-time special bonus to Mr. Gabi Seligsohn, our chief executive officer and a director.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the above proposals.

Quorum

On June 30, 2017, we had 33,733,431 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Monday, July 10, 2017, is entitled to one vote upon each part of the proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal. Broker non-votes are not counted as present and entitled to vote with respect to the proposals, although they are counted as present and entitled to vote for the purpose of determining a quorum at the meeting. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” a proposal.

In addition, the approval of each of Proposals 3 and 4 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	the majority of the ordinary shares voted in favor of the proposal includes a majority of the ordinary shares voted at the Meeting that are held by non-controlling shareholders who do not have a personal interest under the Companies Law (which we refer to as a “conflict of interest” elsewhere in this Proxy Statement and in the accompanying proxy card) in the approval of the proposal, excluding abstentions; or

●	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in our Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of a company). A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors our the Company or its general manager. With respect to certain matters relating to the approval of related party transactions and executive compensation, a controlling shareholder also includes a person that holds 25% or more of the voting rights in a company if no other shareholder holds more than 50% of the voting rights in a company. A controlling shareholder does not include a shareholder whose power derives solely from his or her position as a director of a company or from any other position with the Company.

A “personal interest” of a shareholder (which we refer to as a “conflict of interest” elsewhere in this Proxy Statement and in the accompanying proxy card) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of a company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Votes cast by controlling shareholders and shareholders with conflicts of interest are counted for purposes of determining a quorum with respect to Proposals 3 and 4 and determining whether holders of a majority of ordinary shares present and entitled to vote approve Proposals 3 and 4; however, the vote of any such shareholders will not be counted towards the majority requirement described in the first bullet point above or towards the two percent (2%) threshold described in the second bullet point above.

In the case of Proposals 3 and 4, a shareholder must inform us before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of such proposal, and failure to do so disqualifies the shareholder from participating in the vote on such proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of those proposals (and to therefore be counted towards the special majority required for approval of these proposals), check the box for Proposal 3a on the accompanying proxy card when you record your vote on Proposal 3 and check the box for Proposal 4a on the accompanying proxy card when you record your vote on Proposal 4. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 3 or Proposal 4, you should not check the corresponding box on Item 3a or Item 4a on the enclosed proxy card and you should not vote on Proposal 3 and/or Proposal 4 via the proxy card. Instead, you should contact our general counsel, at +972-3-908-5800 or Fax at +972-3-908-0280, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Proposal 3 and/or Proposal 4 (although your vote will not be counted towards the special majority required for approval of that proposal). If you hold your shares in “street name” (i.e., through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you should contact the representative managing your account, who could then contact our general counsel on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form.

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our investor relations website at http://ir.kornit.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to Nitsan Deutsch, our general counsel, via e-mail to nitsan.deutsch@kornit.com or via fax to her attention at +972-3-908-0280. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4809246 Israel, or our registrar and transfer agent receives it in the enclosed envelope, not later than forty-eight (48) hours before the time fixed for the Meeting, or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If you are a controlling shareholder or you possess a personal interest in the approval of Proposal 3 or Proposal 4 you must contact our General Counsel at +972-3-908-5800 or Fax: +972-3-908-0280, who will provide you with an alternative proxy card to submit your vote for those proposal(s).

Holders in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. All votes should be submitted by 2:00 pm (Israel time) on August 12, 2017 (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 2 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

If you provide specific instructions (by marking a box) with regard to a proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a proposal, your shares will be voted in favor of such proposal, in accordance with the recommendation of the Board. If no direction is made with respect to Proposal 3 or Proposal 4, you will be deemed to have abstained from voting on such proposal.

If you are a beneficial owner of shares and do not specify how you want to vote on a proposal on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to proposals 1, 3 or 4 (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Monday, July 10, 2017. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Monday, June 10, 2017.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the General Counsel of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting, will be voted in favor of the proposals and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about July 18, 2017. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by the Company’s transfer agent or otherwise, and the outcome of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.kornit.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of the dates specified below, based on public filings or information provided to us by such shareholders.

Name	Number of Shares Beneficially Held	Percent

Fortissimo Capital Fund II (Israel), L.P. (1)	4,552,481	13.5%

(1)	Based on 33,733,431 ordinary shares outstanding as of June 30, 2017.

(1)	Based on information provided to the Company by Fortissimo Capital Fund II (Israel), L.P. (“Fortissimo Fund II”), Fortissimo Capital Fund II (GP), L.P. (“Fortissimo II GP”) and Fortissimo Capital 2 Management (GP) Ltd. (“Fortissimo Management”). Fortissimo II GP is a Cayman Island limited partnership, which serves as the general partner of Fortissimo Fund II, a Cayman Islands limited partnership: The general partner of Fortissimo II GP is Fortissimo Management, a Cayman Islands corporation. Messrs. Eli Blatt, Yuval Cohen and Marc Lesnick are members of the investment committee of Fortissimo Management and share voting and dispositive power with respect to such shares. The principal address of Fortissimo Management is 14 Hamelacha Street, Park Afek, Rosh Ha’Ayin 48091, Israel.

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

For information about the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2016, as required by regulations promulgated under the Companies Law, see “Item 6.B. Compensation” of our annual report on Form 20-F filed with the SEC on March 30, 2017, and available on the “Investor Relations” section of our Company’s website at ir.kornit.com or through the SEC’s website www.sec.gov.

PROPOSAL 1

RE-ELECTION OF OUR CLASS II DIRECTORS

Background

Under the Companies Law and our Articles of Association, the management of our business is vested in our Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that we may have must consist of at least five and not more than nine directors, including at least two external directors required to be appointed under the Israeli Companies Law.

Our Board currently consists of nine directors. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Our non-external directors are divided among the three classes as follows:

(i) our Class I directors are Alon Lumbroso and Dov Ofer, whose current terms expire at our 2019 annual general meeting of shareholders and upon the election and qualification of their respective successors;

(ii) our Class II directors are Ofer Ben-Zur and Gabi Seligsohn, whose current terms expire at the Meeting; and

(iii) our Class III directors are Eli Blatt, Yuval Cohen and Marc Lesnick, whose current terms expire at our 2018 annual general meeting of shareholders and upon the election and qualification of their respective successors.

In accordance with the Companies Law, the term of our external directors, Ms. Lauri Hanover and Mr. Jerry Mandel, expires on June 15, 2018.

Our Board has approved the nomination of each of our Class II directors, Messrs. Ben-Zur and Seligsohn, for re-election to our Board as a Class II director at the Meeting for a three-year term and recommends that shareholders re-elect each of Messrs. Ben-Zur and Seligsohn as a Class II director for a three-year term. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for one of them) will be voted for the re-election of each nominee as a Class II director.

Each of the nominees, whose professional background is provided below, has advised the Company that he is willing, able and ready to serve as a Class II director if re-elected. Additionally, in accordance with the Companies Law, each of the nominees has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, taking into account the size and needs of our Company. We do not have any understanding or agreement with respect to the future election of either of the nominees.

Set forth below is certain biographical information regarding the background and experience for Mr. Ofer Ben-Zur and Mr. Gabi Seligsohn:

Ofer Ben-Zur is a co-founder of our company and has served as director since 2002. From April 2014 to July 2016, Mr. Ben-Zur served as our President and Chief Technology Officer. From 2002 to April 2014, Mr. Ben-Zur served as our Chief Executive Officer, as well as the manager of our department of research and development. Prior to establishing our company, Mr. Ben-Zur worked as a consultant for several companies in the inkjet and semi-conductor industries. From March 1998 until November 1999, Mr. Ben-Zur led a development team at Idanit — Scitex, a world leader in wide format printers. From 1993 to 1998, he worked as a mechanical development engineer at Applied-Materials (NASDAQ: AMAT). Mr. Ben-Zur holds a B.Sc. in Mechanical Engineering from the Technion — Israel Institute of Technology in Israel, an M.Sc. in Mechanical Engineering from Tel Aviv University in Israel, and an M.B.A. from Bradford University in England.

Gabi Seligsohn has served as a member of our board of directors since March 2015 and has served as our Chief Executive Officer since April 2014. From August 2006 until August 2013, Mr. Seligsohn served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd., (“Nova”) (NASDAQ: NVMI), a designer, developer and producer of optical metrology solutions. From 1998 until 2006, Mr. Seligsohn served in several key positions in Nova, including Executive Vice President of the Global Business Management Group from August 2005 to August 2006. From August 2002 until August 2005, he served as President of Nova’s U.S. subsidiary, Nova Measuring Instruments Inc. Additionally, prior to August 2002, Mr. Seligsohn was Vice President Strategic Business Development of Nova Measuring Instruments Inc. where he established Nova’s OEM group and managed the Applied Materials and Lam Research accounts between 2000 and 2002. From 1998 until 2000, he served as Global Strategic Account Manager for Nova’s five leading customers. Mr. Seligsohn joined Nova after serving two years as Sales Manager for key financial accounts at Digital Equipment Corporation. Currently, Mr. Seligsohn serves as a director of DSP Group Inc. (NASDAQ: DSPG). In 2010, he was voted Chief Executive Officer of the year by the Israeli Institute of Management for hi-tech industries in the large company category. He holds an LL.B. from the University of Reading in Reading, England.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)	“RESOLVED, that the re-election of Mr. Ofer Ben-Zur as a Class II director of Kornit Digital Ltd., for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until the due election and qualification of his successor; be, and hereby is, approved in all respects”; and

(b)	“RESOLVED, that the re-election of Mr. Gabi Seligsohn as a Class II director of Kornit Digital Ltd., for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until the due election and qualification of his successor; be, and hereby is, approved in all respects”.

Required Vote

As is more fully described above, the vote required for the re-election of each of Mr. Ofer Ben-Zur and Mr. Gabi Seligsohn as a Class II director is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on paragraph (a) or paragraph (b), as applicable, of this proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-election of each of the two Class II directors.

PROPOSAL 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

In July 2016, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Kost Forer, was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ending December 31, 2016, and for such additional period until the Meeting. The audit committee of our Board approved the re-appointment of Kost Forer as the Company’s independent auditors. In furtherance of such approval, the Board has nominated Kost Forer once again for re-appointment as the independent auditors of the Company for the fiscal year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders. The Company, based upon the recommendation of the audit committee and the Board, is submitting for approval the reappointment of Kost Forer, as its independent auditors for the year ending December 31, 2017, and its service until the annual general meeting to be held in 2018, and to authorize the Board following approval of the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer, in each of the previous two fiscal years:

	2015	2016
	(in U.S. dollars)
Audit fees	$414,000	$383,000
Audit-related fees	--	-
Tax fees	69,000	57,000
All other fees	65,000	20,000
Total	$548,000	$460,000

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Our audit committee follows pre-approval policies and procedures for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders, such re-appointment having been previously approved by the audit committee of the Company’s Board.”

“RESOLVED, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services to be approved first by the audit committee.”

Required Vote

The approval of Proposal 2 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal (excluding abstentions and broker non-votes). Ordinary shares present in person at the Meeting that are not voted for the approval of this proposal or ordinary shares present by proxy where the shareholder properly withholds authority to vote with respect to this proposal (including broker non-votes) will not be counted towards the achievement of a majority for the proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the fiscal year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders and (ii) the authorization of the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.

PROPOSAL 3

APPROVAL OF AMENDMENT TO THE EMPLOYMENT AGREEMENT OF OUR CHIEF EXECUTIVE OFFICER AND DIRECTOR

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, the board of directors and the shareholders.

On February 13, 2014, we entered into an employment agreement with Mr. Gabi Seligsohn, our chief executive officer and director, which was amended on January 1, 2015, or the Employment Agreement. Under the Employment Agreement, Mr. Seligsohn is entitled to receive a base salary which is currently set at NIS 110,000 per month. Mr. Seligsohn is entitled to an annual bonus of up to twelve monthly salaries, consisting of seven months’ salary for meeting specified targets agreed upon by our Board and Mr. Seligsohn and five months’ salary for exceeding such specified targets.

Following review of Mr. Seligsohn’s compensation terms, our compensation committee and board of directors noted that, under the current terms of Mr. Seligsohn’s employment agreement, the Board does not have the ability to grant a bonus based on achievements other than the targets set by the compensation committee and Board in the Management Bonus Plan established at the beginning of each year in accordance with our Compensation Policy. This limits the ability of the Company to reward Mr. Seligsohn for his performance beyond the specified targets.

Our compensation committee and board of directors have approved an amendment to the Employment Agreement, or the Amendment, pursuant to which, in addition to the bonuses described above, Mr. Seligsohn may be eligible to receive an additional bonus of up to three monthly salaries to be determined at the discretion of the Board based on the Board’s evaluation of how Mr. Seligsohn has performed in positioning our Company for future growth and shareholder value enhancement and/or based on achievement of a specific goals or events which were not, independently, part of the annual bonus criteria. Our compensation committee and our Board have determined that the Amendment is consistent with our Compensation Policy.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the Amendment to the employment agreement between the Company and Mr. Gabi Seligsohn as described in the Proxy Statement relating to the Meeting is hereby approved.”

Required Vote

The vote required for approval of the Amendment is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 3 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the Amendment requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●	the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest concerning the approval of the Amendment that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the Amendment does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the Amendment, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards the special majority required under this proposal), you must check the box for Item 3a on the accompanying proxy card. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the Amendment, you should not check the box for Item 3a on the enclosed proxy card and you should not vote on the approval of the Amendment via the proxy card. Instead, you should contact our general counsel at +972-3-908-5800 or Fax; +972-3-908-0280, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on this proposal (although your vote will not be counted towards the special majority required for approval of this proposal). If you hold your shares in “street name” (i.e., shares that are held through a broker or bank, trustee or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you should instead contact the representative managing your account, who could then contact our general counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the Amendment.

PROPOSAL 4

APPROVAL OF A SPECIAL BONUS TO OUR CHIEF EXECUTIVE OFFICER AND DIRECTOR

Background

According to our Compensation Policy, our Company may award a special bonus based on the achievement by our Company or the executive officers of specific goals or the occurrence of specific events (such as public offerings, acquisitions or specific projects achievements), and may include retention and signing bonuses.

In January 2017, our Company consummated a public offering of its ordinary shares, from which we received net proceeds of approximately $35,000,000. The funds raised in this offering are significant to the Company’s achievement of its long term goals. Mr. Gabi Seligsohn, our Chief Executive Officer and Director, played key roles in the success of the offering, including by:

●	presenting our Company’s short term and long term vision and strategy to the market;

●	developing marketing strategies with the underwriters including presentations describing the Company’s previous success and where our Company sees the opportunities that would make our Company’s shares an attractive investment for potential buyers;

●	meetings with and presentations for analysts; and

●	joining the road show over a short marketing period which resulted in significant demand for our Company’s shares.

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, the board of directors and the shareholders.

Our compensation committee and our Board, in accordance with the Compensation Policy and subject to approval of our shareholders, approved a cash bonus of US $150,000 which is equal to five months’ compensation, to be payable to Mr. Seligsohn (the “CEO Bonus”). The CEO Bonus is a one-time special bonus separate from the potential bonus under the Amendment which is described in Proposal 3, which potential bonus shall be applied for the first time with respect to Mr. Seligsohn’s performance in 2017 without regard to the payment of the CEO Bonus. In addition, such bonus shall be subject to the recoupment provisions of the Compensation Policy.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the special bonus of $150,000 to Mr. Gabi Seligsohn as described in the Proxy Statement relating to the Meeting is hereby approved. “

Required Vote

The vote required for approval of the CEO Bonus is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 3 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the CEO Bonus requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●	the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest concerning the approval of the CEO Bonus that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the CEO Bonus does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the CEO Bonus, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards the special majority required under this proposal), you must check the box for Item 4a on the accompanying proxy card. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the CEO Bonus, you should not check the box for CEO Bonus you should contact our general counsel at +972-3-908-5800 or Fax; +972-3-908-0280, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on this proposal (although your vote will not be counted towards the special majority required for approval of this proposal). If you hold your shares in “street name” (i.e., shares that are held through a broker or bank, trustee or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you should instead contact the representative managing your account, who could then contact our general counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the CEO Bonus.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F, filed with the SEC on March 30, 2017, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://ir.kornit.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Yuval Cohen Chairman of the Board of Directors

Rosh Ha’ayin, Israel

July 3, 2017